07004760

BPD 3/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 0 1 2007 WASH, D.C. SECTION

SEC FILE NUMBER
8-33761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCALIBUR FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Coronado Court, Building 9D
(No. and Street)

Fort Collins	Colorado	80525-4910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Meehleis, MS, CFP — 970-223-4164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name – *if individual, state last, first, middle name*)

739 West Littleton Boulevard	Littleton	Colorado	80120-2337
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rick Meehleis, MS, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excalibur Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Janet K. Smith NOTARY PUBLIC STATE OF COLORADO

Janet K. Smith

Notary Public My Commission Expires 12-21-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Excalibur Financial Group, Inc.

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2006 and 2005

Table of Contents

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Excalibur Financial Group, Inc. as of December 31, 2006 and 2005, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Financial Group, Inc. at December 31, 2006 and 2005 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
February 16, 2007

IGAF WORLDWIDE

Excalibur Financial Group, Inc.
Statements of Financial Condition
December 31, 2006 and 2005

Assets	2006	2005
Current Assets		
Cash	$ 1,871	$ 1,616
Certificate of deposit	6,000	6,000
Commissions receivable	94,496	14,316
Total Current Assets	102,367	21,932
Property, Equipment and Intangibles		
Furniture, net of accumulated depreciation of $7,438 for 2006 and $6,799 for 2005	1,502	1,003
Intangible assets, net of accumulated amortization of $1,472 for 2006 and $644 for 2005	1,013	1,841
Total Property, Equipment and Intangibles	2,515	2,844
Total Assets	$ 104,882	$ 24,776

Liabilities and Stockholder's Equity	2006	2005
Current Liabilities		
Accounts payable and accrued expenses	$ 3,468	$ 1,000
Deferred income tax—current	13,123	-
Notes payable	6,817	6,817
Total Current Liabilities	23,408	7,817
Deferred Income Taxes—Noncurrent	128	-
Stockholder's Equity		
Common Stock, $.001 par value:		
Authorized 100,000 shares; issued and outstanding 100,000	100	100
Additional Paid-in Capital	42,385	42,385
Retained earnings (deficit)	38,861	(25,526)
Total Stockholders' Equity	81,346	16,959
Total Liabilities and Stockholder's Equity	$ 104,882	$ 24,776

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissons	$ 289,483	$ 316,500
Interest	281	166
Total Revenues	289,764	316,666
Expenses		
Auto expenses	28,838	26,531
Commissions	143,239	250,215
Depreciation & amortization	1,467	1,084
Insurance	940	1,256
Office expense	8,140	12,948
Professional services	3,375	2,800
Occupancy	5,994	4,891
Taxes and licenses	4,244	5,407
Telephone	10,053	8,977
Travel and promotion	3,971	10,901
Interest expense	412	415
Meals and entertainment	1,453	2,632
Total Expenses	212,126	328,057
Net Income (Loss) Before Taxes	77,638	(11,391)
Provision for Income Taxes		
Deferred income tax expense	(13,251)	-
Net Income Tax Benefit (Expense)	(13,251)	-
Net Income (Loss)	$ 64,387	$ (11,391)

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows From Operating Activities		
Cash received for commissions	$ 209,303	$ 331,064
Cash paid to suppliers and independent contractors	(207,779)	(326,558)
Interest received	281	166
Interest paid	(412)	(415)
Net Cash Provided by Operating Activities	1,393	4,257
Cash Flows From Investing Activities		
Purchase of fixed assets	(1,138)	(1,254)
Purchase of software	-	(2,485)
Net Cash Used in Investing Activities	(1,138)	(3,739)
Cash Flows From Financing Activities		
Increase in line of credit	-	-
Net Cash Provided by Financing Activities	-	-
Net Increase in Cash	255	518
Cash at Beginning of the Year	1,616	1,098
Cash at End of the Year	$ 1,871	$ 1,616
Reconciliation of Net Earnings (Loss) to Net Cash from Operating Activities:		
Net Earnings (Loss)	$ 64,387	$ (11,391)
Adjustments:		
Depreciation	1,467	1,084
Change in:		
Commissions receivable	(80,180)	14,564
Accounts payable	2,468	-
Deferred income tax	13,251	-
Net Cash Provided by Operating Activities	$ 1,393	$ 4,257

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Totals
Balance December 31, 2004	100	$ 100	$ 42,385	$(14,135)	$ 28,350
Contributed capital	-	-	-	-	-
Net income (loss)	-	-	-	(11,391)	(11,391)
Balance December 31, 2005	100	100	42,385	(25,526)	16,959
Contributed capital	-	-	-	-	-
Net income (loss)	-	-	-	64,387	64,387
Balance December 31, 2006	-	$ 100	$ 42,385	$ 38,861	$ 81,346

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Notes to Financial Statements
December 31, 2006 and 2005

1. Organization and Significant Accounting Policies

Organization and Nature of Business
The accounting and reporting policies of Excalibur Financial Group, Inc. (the Company) conform to generally accepted accounting principles. The following summary of significant accounting policies is presented to assist the reader in evaluating the Company's financial statements.

Nature of Operations
The Company sells annuities, universal life policies and mutual funds, each of which is placed directly with the underwriting companies. The Company's customers are located throughout the United States.

Furniture, Equipment and Depreciation
Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

1. Organization and Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements
In September 2006, the FASB (the Board) issued Statement of Financial Accounting Standard (SFAS) 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This pronouncement is effective for fiscal years beginning November 15, 2007. Management does not expect the application of this pronouncement will have a material effect on the financial statements.

2. Operating Leases

The Company leases office space under a month-to-month lease requiring monthly payments. The Company also leased three vehicles under operating leases requiring monthly payments of $755, $331 and $914, respectively. These vehicle leases expire at various dates from July 2007 to March 2008. Total lease expense for 2006 and 2005 was $26,161 and $21,122, respectively. Following are the future minimum lease payments:

December 31,	
2007	$ 19,323
2008	2,741
	$ 22,064

3. Income Taxes

	Years Ended December 31, 2006	2005
Current income tax expense	$ -	$ -
Deferred income tax expense (benefit)	13,251	-
Income Tax Expense (Benefit)	$ 13,251	$ -

3. Income Taxes (continued)

Deferred Tax Assets (Liabilities)	Years Ended December 31, 2006	2005
Deferred tax assets related to net operating loss carryforwards	$ 4,363	$ 8,955
Payables differences	469	-
Receivables differences	(17,954)	(5,583)
Depreciation differences	(128)	(73)
Valuation allowance	-	(3,299)
Net Deferred Tax Asset (Liability)	$ (13,250)	$ -

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change. The remaining net operating loss carryforwards at December 31, 2006 are approximately $22,961. These losses begin to expire in 2019.

4. Notes Payable

The Company has a revolving line of credit with Centennial Bank of the West for $7,000. The note bears interest at 5.75%. The credit line is renewable annually. $6,817 was outstanding at December 31, 2006 and 2005.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. The Company has designated the funds in its certificate of deposit to meet its minimum capital requirements.

5. Net Capital Requirements (continued)

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Requirements	Indebtedness	Capital Ratio
December 31, 2005	$ 14,116	$ 5,000	$ 7,816	0.59 to 1
December 31, 2006	$ (15,665)	$ 5,000	$ 23,535	(1.31) to 1

As of December 31, 2006, the Company had not met its net capital requirements due to concession receivables in excess of 30 days and corresponding deferred tax liabilities. This may result in fines and penalties from the Company's regulatory bodies. The amount of fines and penalties has yet to be determined. Management has made plans to fulfill its net capital requirements, and does not expect additional instances of non-compliance.

6. Concentrations of Risk

During 2006, the Company sold investment products of two companies which represent 67% and 31%, respectively, of the Company's commission revenue. During 2005, the Company sold investment products of two companies, which represented 77%, and 21%, respectively, of the Company's commission revenue. Receivables for these products consisted of 86% and 14% of total receivables as of December 31, 2006.

Excalibur Financial Group, Inc.

Supplementary Information

Excalibur Financial Group, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2006 and 2005

	2006	2005
Net Capital		
Total stockholder's equity	$ 81,346	$ 16,960
Deductions		
Equipment and furniture, net	1,502	1,003
Commission receivables due in excess 30 days	81,600	-
Receivables, 12b-1	12,896	-
Other assets	1,013	1,841
Total Deductions	97,011	2,844
Total Net Capital	$ (15,665)	$ 14,116
Aggregate Indebtedness		
Payables and accruals	$ 3,468	$ 1,000
Bank note payable	6,816	6,816
Deferred income liabilities	13,251	-
Total Aggregate Indebtedness	$ 23,535	$ 7,816
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 1,569	$ 521
Required minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in (deficit) excess of required minimum	$ (20,665)	$ 9,116
Ratio of aggregate indebtedness to net capital	(1.31)	0.59

	2006	2005
Reconciliation with Company's computation included in Part II of Form X-17a-5:		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 12,990	$ 13,932
Net Adjustments to agree to audit report	(28,655)	184
Net capital per above	$ (15,665)	$ 14,116

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

February 16, 2007
Littleton, Colorado

END